UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Communication Intelligence Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20338K106

(CUSIP Number)

Andrea Goren	David Warburg, Esq.
Phoenix Venture Fund LLC	Thelen Reid Brown Raysman
110 East 59th Street	& Steiner
Suite 1901	875 Third Avenue
New York, New York 10022	New York, New York 10022
(212) 759-1909	(212) 603-2214

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20338K106		Page 2 of 10

1.	Names of Reporting Persons. Phoenix Venture Fund LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106		Page 3 of 10

1.	Names of Reporting Persons. Philip S. Sassower I.R.S. Identification Nos. of above persons (entities only) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 700,000(1)

	8.	Shared Voting Power 21,500,000(2)

	9.	Sole Dispositive Power 700,000(1)

	10.	Shared Dispositive Power 21,500,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.2%

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 700,000 shares of Common Stock owned by Mr. Sassower.

(2) Owned directly by Phoenix Venture Fund LLC (“Phoenix”).  Mr. Sassower is the co-manager of the managing member of Phoenix.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix, except to the extent attributable to capital contributions made by him.

CUSIP No. 20338K106		Page 4 of 10

1.	Names of Reporting Persons. Andrea Goren I.R.S. Identification Nos. of above persons (entities only) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000(3)

	8.	Shared Voting Power 21,500,000(4)

	9.	Sole Dispositive Power 10,000(3)

	10.	Shared Dispositive Power 21,500,000(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,510,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.7%

14.	Type of Reporting Person (See Instructions) IN

(3) Includes 10,000 shares of Common Stock owned by Mr. Goren.

(4) Owned directly by Phoenix Venture Fund LLC (“Phoenix”).  Mr. Goren is the co-manager of the managing member of Phoenix.  Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix, except to the extent attributable to capital contributions made by him.

CUSIP No. 20338K106	Page 5 of 10

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Communication Intelligence Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 275 Shoreline Drive, Suite 500, Redwood Shores, California 94065-1413.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is filed by Phoenix Venture Fund LLC, a Delaware limited liability company, (“Phoenix”), Philip S. Sassower, a U.S. citizen (“Mr. Sassower”) and Andrea Goren, a U.S. citizen (“Mr. Goren”).  The principal business of Phoenix is to invest in and advise small cap public companies that require financing and resource planning.  The principal office of Phoenix is located at 110 East 59th Street, Suite 1901, New York, New York 10022.  The address of Mr. Sassower is 110 East 59th Street, Suite 1901, New York, New York 10022.  The address of Mr. Goren is 110 East 59th Street, Suite 1901, New York, New York 10022.

During the five years prior to the date hereof, none of Phoenix, Mr. Sassower or Mr. Goren have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 14, 2007, Phoenix purchased 21,500,000 shares of Common Stock (the “Stock”) pursuant to a Securities Purchase and Registration Rights Agreement dated August 24, 2007, a copy of which is filed as an exhibit hereto, for an aggregate purchase price of $3,000,000.  Phoenix purchased the Stock with working capital.

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix.  Both Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the Stock.

ITEM 4.  PURPOSE OF TRANSACTION

The Stock of the Issuer to which this Statement relates was acquired by Phoenix as an investment resulting in the financing described in the Issuer’s Current Report on Form 8-K filed August 27, 2007 (the “Financing”).

Except as set forth in this Statement, Phoenix does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix.  Both Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the Stock, except to the extent attributable to capital contributions made by him.

CUSIP No. 20338K106	Page 6 of 10

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)           Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 21,500,000 shares of Common Stock representing approximately 16.7% of the outstanding shares of Common Stock.

Mr. Sassower, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 22,200,000 shares of Common Stock representing approximately 17.2% of the outstanding shares of Common Stock.  Mr. Sassower is the co-manager of the managing member of Phoenix.  Mr. Sassower disclaims any beneficial ownership of the 21,500,000 shares of Common Stock held by Phoenix, except to the extent attributable to capital contributions made by him.

Mr. Goren, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 21,510,000 shares of Common Stock representing approximately 16.7% of the outstanding shares of Common Stock.  Mr. Goren is the co-manager of the managing member of Phoenix.  Mr. Goren disclaims any beneficial ownership of the 21,500,000 shares of Common Stock held by Phoenix, except to the extent attributable to capital contributions made by him.

(b)           Phoenix has the sole power to vote and the sole power to dispose of 21,500,000 shares of Common Stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 700,000 shares of Common Stock and has the shared power to vote and the shared power to dispose of 21,500,000 shares of Common Stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 10,000 shares of Common Stock and has the shared power to vote and the shared power to dispose of 21,500,000 shares of Common Stock.

(c)           Including the information with respect to the acquisition by Phoenix, as set forth in Items 3 and 4, which is hereby incorporated by reference, the following transactions were effected by Mr. Sassower between July 16, 2007 and September 14, 2007 in privately negotiated transactions:

Date	Number of Shares	Price Per Share	Aggregate Price
7/18/2007	48,000	$0.1743	$ 8,364.26
7/18/2007	41,000	$0.1702	$ 6,979.97
7/18/2007	28,500	$0.1693	$ 4,823.77
7/19/2007	125,000	$0.1691	$21,134.25
7/19/2007	6,000	$0.1688	$ 1,012.50
7/23/2007	69,000	$0.1685	$11,625.50
TOTAL	317,500		$53,940.25

Including the information with respect to the acquisition by Phoenix, as set forth in Items 3 and 4, which is hereby incorporated by reference, the following transactions were effected by Mr. Goren between July 16, 2007 and September 14, 2007 in a privately negotiated transaction:

Date	Number of Shares	Price Per Share	Aggregate Price
7/16/2007	5,000	$0.18	$909.99
TOTAL	5,000		$909.99

(d)           Not applicable.

CUSIP No. 20338K106	Page 7 of 10

(e)           Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Phoenix is party to a Securities Purchase and Registration Rights Agreement with the Issuer dated as of August 24, 2007, pursuant to which the Issuer has agreed to register the Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A — Securities Purchase and Registration Rights Agreement dated as of August 24, 2007, between the Issuer and Phoenix

CUSIP No. 20338K106	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   October 15, 2007

PHOENIX VENTURE FUND LLC

By:	SG Phoenix Ventures LLC, its Managing Member

By:	/s/ Andrea Goren
Name:	Andrea Goren
Title:	Managing Member

CUSIP No. 20338K106	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   October 15, 2007

/s/ Philip S. Sassower
Philip S. Sassower

CUSIP No. 20338K106	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   October 15, 2007

/s/ Andrea Goren
Andrea Goren

EXHIBIT A

Securities Purchase and Registration Rights Agreement